UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 16, 2024 (September 30, 2024)
ARRIVED DEBT FUND, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	99-0684868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)
Common Shares
 (Title of each class of securities issued pursuant to Regulation A)
1

Item 4. Changes in Issuer's Certifying Accountant
On September 30, 2024, Morison Cogen LLP resigned as independent auditor of Arrived Debt Fund, LLC (the “Company”) due to its exit from the PCAOB audit business.
During the period from December 21, 2023 (inception) through December 31, 2023, Morison Cogen LLP's reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles except that Morison Cogen LLP's audit reports expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's lack of liquidity.
During the period from December 21, 2023 (inception) through December 31, 2023, and the subsequent interim period through September 30, 2024, (i) there were no disagreements between the Company and Morison Cogen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Morison Cogen LLP, would have caused Morison Cogen LLP to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements and (ii) there were no reportable events as described in paragraph (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.
The Company has provided Morison Cogen LLP with a copy of the foregoing disclosure and requested that Morison Cogen LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Morison Cogen LLP addressed to the Securities and Exchange Commission dated as of October 15, 2024 is filed as Exhibit 9.1 to this Current Report on Form 1-U.
On October 7, 2024, the Company appointed Stephano Slack LLC as the Company’s independent auditor for the Company’s fiscal year ended December 31, 2024.
During the period from December 21, 2023 (inception) through December 31, 2023, and the subsequent interim period through October 7, 2024, neither the Company nor anyone acting on its behalf consulted with Stephano Slack LLC regarding (i) the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Stephano Slack LLC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.
Exhibit No.	Exhibit Title

9.1	Letter from Morison Cogen LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 16, 2024.

Arrived Debt Fund, LLC

By:	Arrived Fund Manager, LLC
Its:	Manager

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer